10026185

TED STATES
XCHANGE COMMISSION
ton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 16 2010
Washington, DC
122

SEC FILE NUMBER
8- 22992

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OppenheimerFunds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Liberty Street, 11th Floor
(No. and Street)

New York	NY	10281-1008
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Abbuhl (303) 768-2896
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

707 Seventeenth Street, Suite 2700	Denver	CO	80202-3499
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tim Abbuhl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OppenheimerFunds Distributor, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me
this 1st day of February, 2010.
My commission expires May 6, 2013.

Notary Public

Signature

Treasurer

Title

SHELEIGH J. MICKLE NOTARY PUBLIC STATE OF COLORADO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPPENHEIMERFUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Table of Contents

Independent Auditors' Report

The Board of Directors
OppenheimerFunds Distributor, Inc.:

We have audited the accompanying statement of financial condition of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) as of December 31, 2009, in conformity with the U.S. generally accepted accounting principles.

KPMG LLP

KPMG LLP

Denver, Colorado
February 5, 2010

OPPENHEIMERFUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Statement of Financial Condition

December 31, 2009

(Dollars in thousands)

Assets

Cash and cash equivalents	$	140,385
Cash segregated under federal regulations		32,612
Accounts receivable:		
Mutual fund subscriptions from broker/dealers		151,339
Redemptions from mutual funds		185,205
Distribution and service plan fee receivable		69,261
Other		584
Other assets		729
Income taxes receivable		11,712
Deferred sales commissions		119,421
Total assets	$	711,248

Liabilities and Shareholder's Equity

Liabilities:		
Subscriptions payable to mutual funds	$	184,852
Redemptions from mutual funds payable to broker/dealers		184,611
Distribution and service plan fee payable		87,446
Commissions payable		4,563
Accounts payable and accrued expenses		14,952
Accrued compensation		23,684
Payable to affiliates		14,900
Deferred income taxes		35,137
Deferred compensation arrangements		14,085
Total liabilities		564,230
Shareholder's equity:		
Common stock, $300 stated value. Authorized 200 shares; issued and outstanding 100 shares		30
Additional paid-in capital		898,517
Accumulated deficit		(751,529)
Total shareholder's equity		147,018
Total liabilities and shareholder's equity	$	711,248

See accompanying notes to statement of financial condition.

(Dollars in thousands)

(1) The Company and its Significant Accounting Policies

OppenheimerFunds Distributor, Inc. (the Company), a New York corporation, acts as general distributor for the sale and distribution of shares of registered investment companies (hereafter referred to as mutual funds), which are managed by OppenheimerFunds, Inc. (OFI). The Company is a wholly owned subsidiary of OFI (Parent), which is a wholly owned subsidiary of Oppenheimer Acquisition Corporation (OAC), which is controlled by MassMutual Holding LLC (MassMutual). The Company is registered as a broker/dealer under the Securities Exchange Act of 1934.

(a) Cash and Cash Equivalents

Cash on deposit and investments in money market mutual funds are considered cash equivalents.

(b) Cash Segregated Under Federal Regulations

Cash segregated under federal regulations represents cash received for mutual fund subscriptions and redemptions that have not settled as of the date of the statement of financial condition. The cash is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

(c) Investments

The Company's investments, included in other assets, at December 31, 2009, consisting of equity securities, are classified as trading securities and are carried at fair value. Fair value is based on quoted market prices. The fair value of trading investments was $168 at December 31, 2009.

(d) Deferred Sales Commissions

Sales commissions paid to broker/dealers in connection with sales of shares of certain mutual funds are charged to deferred sales commissions and amortized generally over six years. Early redemption charges received by the Company from redeeming shareholders reduce unamortized deferred sales commissions. The Company has determined that the unamortized deferred sales commissions are recoverable at December 31, 2009.

(e) Income Taxes

Income taxes due to governmental taxing authorities are based on the Company's best estimate of its current and deferred tax liabilities. Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities.

The Company is included in a consolidated U.S. federal income tax return with MassMutual and MassMutual's eligible U.S. subsidiaries. The Company also files income tax returns in various states. The Company, MassMutual, and MassMutual's eligible subsidiaries and certain affiliates (the Parties) have executed and are subject to a written tax allocation agreement (the Agreement). The Agreement sets forth the manner in which the total combined federal income tax is allocated among the Parties. The Agreement provides the Company with the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses, which it may incur. Further,

the Agreement provides the Company with the enforceable right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes.

(f) ***Fair Value of Financial Instruments***

The Company's financial instruments include cash and cash equivalents, investments and accounts receivable and payable. The carrying value of the Company's cash equivalents and accounts receivable and payable approximate their fair values due to their short-term nature. The carrying value of the Company's investments designated as trading equals their fair value, which are based upon quoted prices in active markets.

(g) ***Estimates***

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Mutual Fund Subscriptions and Redemptions

The Company acts as general distributor for the sale and distribution of mutual funds. In this capacity, the Company records a receivable when purchase orders are confirmed with the originating broker/dealers. The Company records a subscription payable to the mutual funds equal to the net asset value of unsettled shares.

When broker/dealers place share redemption orders with the Company, a receivable is recorded from the mutual funds equal to the net asset value of all shares redeemed; at the same time, the Company records a corresponding liability payable to the originating broker/dealers.

(3) Related Parties and Other Matters

The following is a summary of the significant transactions and relationships with affiliated companies and other related parties as of December 31, 2009:

(a) ***Officers and Directors of the Company and Shareholders of OAC***

Several officers and directors of the Company are shareholders of OAC while also serving as officers and directors or trustees of the mutual funds managed and distributed by the Company.

(b) ***Payable to Affiliates***

At December 31, 2009, the Company has recorded a payable to OFI in the amount of $14,900.

(Continued)

(Dollars in thousands)

(c) Revenue Sharing and Servicing Arrangements

The Company makes payments to affiliates of MassMutual for certain revenue sharing and servicing arrangements. The balance payable is $206 at December 31, 2009, and is included in accounts payable and accrued expenses.

(d) Distribution and Service Plan Fees

The Company makes payments to affiliates of MassMutual for their sales of mutual funds. These payments are made pursuant to Rule 12b-1 plans adopted by the respective funds, are based upon rates set under the plans, and are based on total assets invested by the affiliate's customers. The balance payable is $2,540 at December 31, 2009, and is included in distribution and service plan fee payable.

(4) Income Tax Benefit

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2009 are as follows:

Deferred tax assets:		
Share-based payment arrangements	$	2,610
State net operating losses		14,320
Deferred compensation arrangements		5,318
Other		2,414
		24,662
Less valuation allowance		14,487
Gross deferred tax assets		10,175
Deferred tax liabilities:		
Deferred sales commissions		45,089
Other		223
Gross deferred tax liabilities		45,312
Net deferred tax liability	$	35,137

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the amount of taxes paid in prior years, scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in this assessment. The Company has established valuation allowances when it is more likely than not that deferred tax assets will not be realized.

(Continued)

(Dollars in thousands)

The total valuation allowance as of December 31, 2009 of $14,487 includes $14,320 attributable to state net operating losses that management believes may not be realized prior to their expiration. The remaining valuation allowance of $167 relates to certain other state deferred tax assets that management believes may not be realized.

As of December 31, 2009, excluding liabilities related to unrecognized tax benefits, $2,919 was receivable for state income taxes and $8,433 was receivable from MassMutual for consolidated federal income taxes.

Companies generally are required to disclose unrecognized tax benefits, which are the tax effect of uncertain positions taken on their tax returns, in order to provide users of financial statements more information regarding potential liabilities. A reconciliation of the Company's beginning and ending liability for unrecognized tax benefits is as follows:

Balance at January 1, 2009	$	513
Gross decreases – tax positions in prior periods		(153)
Balance at December 31, 2009	$	360

As of December 31, 2009, the Company's liability for interest and penalties related to unrecognized tax benefits was $267.

Tax returns filed in previous years are subject to audit by various federal and state taxing authorities and as a result of such audits, additional tax assessments may be proposed. The following tax years remain open to income tax examination for each of the more significant jurisdictions where the Company is subject to income taxes: tax years 2006 and later remain open to U.S. federal income tax examination, tax years after 1999 remain open to income tax examination in New York State and New York City, and tax years after 1996 remain open to income tax examination in Colorado.

The Internal Revenue Service (IRS) recently completed its examination of the years 2004 and 2005. The IRS issued a Revenue Agent's Report which did not include any adjustments related to the Company for the years 2004 and 2005.

Based on current information available, the Company does not anticipate the total amount of unrecognized tax benefit to significantly increase or decrease within the next twelve months.

(5) Employee Benefit Plans

OFI has a 401(k) Capital Accumulation Plan (the Plan), a defined contribution plan, in which all Company employees are eligible to participate. After one year of service, the Plan provides for company matching contributions and provides for discretionary contributions subject to plan and statutory limits.

(Continued)

(Dollars in thousands)

In addition, employees of the Company participate in OFI's nonqualified deferred compensation plan, which allows certain employees to elect to defer a portion of their compensation. Employees are credited with earnings on the deferrals using returns on funds managed by OFI. At December 31, 2009, deferred compensation payable in the amount of $14,085 was recorded.

(6) Net Capital Requirement

As a broker/dealer registered with the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital using the alternative standard appearing in paragraph (a)(1)(ii) of the Rule. Under this method, minimum capital is $250. At December 31, 2009, the Company had net capital of $40,087 that exceeded requirements by $39,837.

(7) Litigation

Since 2009, approximately 34 federal lawsuits have been filed as putative class actions in connection with the performance of certain funds distributed by the Company and advised by an affiliate. The lawsuits raise claims under federal securities laws alleging that, among other things, the disclosure documents of these funds contained misrepresentations and omissions that the investment policies of these funds were not followed, and that these funds and the other defendants (including the Company) violated federal securities laws and regulations and certain state laws. The cases have been consolidated into nine groups, one for each of the funds, and are currently pending in federal district court in Colorado. Lead plaintiff and counsel have been appointed in each of the nine groups, and motions to dismiss on behalf of the Company and its co-defendants have been filed or will be filed in these actions.

The Company believes that each of the lawsuits referenced above, are without merit and intends to defend them vigorously. The Company believes that it is premature to render any opinion as to the likelihood of an outcome unfavorable to it and that no estimate can yet be made with any degree of certainty as to the amount or range of any potential loss.

The Company and its affiliates are currently involved in settlement discussions with four states (including Texas, Maine, Nebraska, and New Mexico) regarding an affiliate's management of those states' 529 college savings plans. Settlement discussions have concluded with two additional states – Illinois and Oregon – regarding an affiliate's management of the 529 college savings plans of those respective states. A tentative resolution of all these states' claims has been made, and an affiliate has expensed $184,306 in 2009 related to settlements with these states. Through the date the statement of financial condition was available to be issued, $77,230 has been paid to the State of Illinois, and $20,071 has been paid to the State of Oregon, in settlement of their respective claims.

An investor directed demand letters dated January 8, 2009 to the Boards of Trustees of two mutual funds for which the Company serves as general distributor, contending that certain Rule 12b-1 Plan fees paid by the respective funds to broker-dealers for mutual fund shares held in brokerage accounts were improper and stating that derivative actions may be commenced on behalf of each such fund unless such payments are halted and prior payments of such compensation are repaid to the respective funds. The Company believes that payments referred to in the letters were proper and lawful and that a derivative claim asserting a claim to the contrary would be without legal merit. The Company believes that it is premature to render any opinion as to the likelihood of an outcome unfavorable to it should such claims be filed in court, and that no estimate can be made with any degree of certainty of an amount or range of any potential loss. No loss contingency has been recorded as of December 31, 2009.

The Company is involved in various other legal proceedings that arise in the ordinary course of their respective businesses. In the opinion of management, after consultation with counsel, the resolution of these proceedings should not have a material adverse effect on the Company's statement of financial condition.

(8) Subsequent Events

The Company evaluated subsequent events through February 5, 2010, which is the date the statement of financial condition was available to be issued. There were no significant subsequent events that would require adjustments to or disclosure in the statement of financial condition.

Supplemental Report on Internal Control

The Board of Directors
OppenheimerFunds Distributor, Inc.:

In planning and performing our audit of the statement of financial condition of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) (the Company), as of December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statement will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

Denver, Colorado
February 5, 2010

KPMG

OPPENHEIMERFUNDS DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Statement of Financial Condition

December 31, 2009

(With Independent Auditors' Report and
Supplemental Report on Internal Control Thereon)

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a public document.